United States securities and exchange commission logo





                           May 6, 2021

       Roman Franklin
       Chief Executive Officer
       Simplicity Esports and Gaming Company
       7000 W. Palmetto Park Rd., Suite 505
       Boca Raton, FL 33433

                                                        Re: Simplicity Esports
and Gaming Company
                                                            Registration
Statement on Form S-1
                                                            Filed April 28,
2021
                                                            File No. 333-255584

       Dear Mr. Franklin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services